UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 19, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Receives a NASDAQ Delisting Notice".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Receives a NASDAQ Delisting Notice

Tirat Carmel, Israel – July 19, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), announced today that on July 17, 2012, the Company received a delisting notice from the staff of The NASDAQ Stock Market, LLC ("NASDAQ").

As previously reported by the Company, on May 7, 2012, the Company received a letter from NASDAQ, pursuant to which the Company was not in compliance with NASDAQ Listing Rule 5550(b), which requires the Company to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. On June 20, 2012 and July 5, 2012, the Company provided NASDAQ with a specific plan to achieve and sustain compliance with the NASDAQ Capital Market listing requirements, including an estimated time frame for completion of the plan.

On July 17, 2012, the Company received a letter from NASDAQ, pursuant to which the NASDAQ staff had determined to deny the Company's request for continued listing on The NASDAQ Capital Market, since, in the NASDAQ staff's opinion, the Company did not provide a definitive plan evidencing its ability to achieve and sustain compliance with the NASDAQ continued listing requirements. As a result, trading of the Company's shares will be suspended on the NASDAQ at the opening of business on July 26, 2012, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company's securities from listing and registration on the NASDAQ. When delisted, the Company's securities may be immediately eligible to trade on the OTC Bulletin Board or in the Pink Sheets.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating, among others, to whether or not the Company's shares will be immediately eligible to trade on the OTC Bulletin Board or in the Pink Sheets. The forward-looking statements involve risks and uncertainties, and are based on D. Medical's current expectations and beliefs. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
Kilmer Lucas Inc.
T: 212-618-6347
stephen@kilmerlucas.com